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PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 6, 2001)

Filed Pursuant to General
Instruction II.K. of Form F-9;
File No. 333-014074

US$450,000,000

The Thomson Corporation

US$200,000,000 4.25% Notes due 2009
US$250,000,000 5.25% Notes due 2013

       We will pay interest on both series of notes on February 15 and August 15 of each year, beginning on February 15, 2004. The 4.25% notes due 2009 (the "Six-Year Notes") will mature on August 15, 2009 and the 5.25% notes due 2013 (the "Ten-Year Notes" and, together with the Six-Year Notes, the "Notes") will mature on August 15, 2013. The Notes will be direct, unsecured obligations of The Thomson Corporation and will rank equally with all of our other unsecured and unsubordinated indebtedness. The Notes will be issued only in denominations of US$1,000 and multiples of US$1,000.

       We may redeem all or a portion of the Notes at any time at redemption prices described in this prospectus supplement. We will also have the option to redeem the Notes in whole and not in part at any time at 100% of the aggregate principal amount of the Notes plus accrued interest to the date of redemption in the event of certain changes to Canadian withholding taxes.

       An application has been made to list the Notes on the Luxembourg Stock Exchange.

       Investing in the Notes involves risks that are described in some of the documents incorporated by reference herein and in the "Risk Factors" section beginning on page 7 of the accompanying amended and restated short form base shelf prospectus.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying amended and restated short form base shelf prospectus. Any representation to the contrary is a criminal offense.

       We are permitted to prepare this prospectus supplement and the accompanying amended and restated short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of U.S. companies.

       Owning the securities described herein may have tax consequences both in the United States and Canada. This prospectus supplement and the accompanying amended and restated short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

       Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus supplement and the accompanying amended and restated short form base shelf prospectus are residents of Canada, and some of our assets are located in Canada.

	Per Six-Year Note	Total		Per Ten-Year Note	Total
Public offering price	99.125%	US$	198,250,000	99.568%	US$	248,920,000
Underwriting commission	0.450%	US$	900,000	0.500%	US$	1,250,000
Proceeds to Thomson (before expenses)	98.675%	US$	197,350,000	99.068%	US$	247,670,000

       Interest on each series of the Notes will accrue from August 8, 2003 to the date of delivery.

       The underwriters expect to deliver the Notes through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme, Luxembourg and Euroclear S.A./N.V. on or about August 8, 2003.

The Joint Book-Running Managers for the Six-Year Notes are:

Barclays Capital	JPMorgan

The Joint Book-Running Managers for the Ten-Year Notes are:

Bear, Stearns & Co. Inc.	RBC Capital Markets	TD Securities

The Co-Managers for the Six-Year Notes and Ten-Year Notes are:

Banc of America Securities LLC	BMO Nesbitt Burns	The Royal Bank of Scotland

Citigroup
Credit Suisse First Boston
Deutsche Bank Securities
Goldman, Sachs & Co.
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley
Scotia Capital
UBS Investment Bank

August 5, 2003

        You should only rely on the information contained in or incorporated by reference in this prospectus supplement and accompanying amended and restated short form base shelf prospectus, which we will refer to as the amended and restated prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying amended and restated prospectus is accurate as of any date later than their respective dates.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING AMENDED AND RESTATED PROSPECTUS

        This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes. The second part, the amended and restated prospectus, gives more general information, some of which may not apply to the Notes. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

        If the description of the Notes varies between this prospectus supplement and the accompanying amended and restated prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying amended and restated prospectus are used herein with the meanings defined in the amended and restated prospectus and "Thomson" refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise. In this prospectus supplement, the words "we," "us," "our" and "our company" and other similar words are references to Thomson. Unless otherwise indicated, references in this prospectus supplement to "$" or "dollars" are to U.S. dollars. We are not required under applicable law, do not, and do not intend in the future to, distribute any non-consolidated financial statements and accordingly none are included herein. References in this prospectus supplement to "Woodbridge" are to The Woodbridge Company Limited, our principal shareholder.

        This prospectus supplement and the accompanying amended and restated prospectus include particulars given in compliance with the requirements of the Luxembourg Stock Exchange for the purpose of giving information with regard to our company. We accept full responsibility for the accuracy of the information contained in this prospectus supplement and the accompanying amended and restated prospectus and confirm, having made all reasonable inquiries, that to the best of our knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

        The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement or the accompanying amended and restated prospectus and makes no representation as to their accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement or the accompanying amended and restated prospectus. We cannot guarantee that our application to list the Notes on the Luxembourg Stock Exchange will be approved, and the sale of the Notes is not conditioned on obtaining this listing.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities regulatory authority in each of the provinces of Canada and with the Securities and Exchange Commission in the United States (which are available free of charge in Luxembourg at the main office of Kredietbank S.A. Luxembourgeoise), are specifically incorporated by reference in this prospectus supplement and in the accompanying amended and restated prospectus:

  •
  our audited comparative consolidated financial statements, as set out on pages 55 to 93 of our annual report for the year ended December 31, 2002, and the accompanying auditors' report thereon;

  •
  our management's discussion and analysis for the audited comparative consolidated financial statements referred to above, as set out on pages 32 to 54 of our annual report for the year ended December 31, 2002;

  •
  our information circular dated April 7, 2003 relating to our annual meeting of shareholders held on May 7, 2003, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee," "Performance Graph" and "Statement of Corporate Governance Practices";

  •
  our annual information form dated March 26, 2003;

  •
  our unaudited comparative consolidated financial statements, as set out on pages 18 to 37 of our interim report to shareholders for the six month period ended June 30, 2003; and

  •
  our management's discussion and analysis for the unaudited comparative consolidated financial statements referred to above, as set out on pages 1 to 17 of our interim report to shareholders for the six month period ended June 30, 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Some statements included and incorporated by reference in this prospectus constitute forward-looking statements. The words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

  •
  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

  •
  our failure to fully derive anticipated benefits from our acquisitions;

  •
  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  our failure to meet the special challenges involved in expansion of our operations outside North America;

  •
  our failure to recruit and retain high quality management and key employees;

  •
  the consolidation of our customers;

  •
  increased self-sufficiency of our customers;

  •
  increased accessibility to free or relatively inexpensive information sources;

  •
  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

  •
  changes in the general economy;

  •
  actions or potential actions that could be taken by our principal shareholder, Woodbridge;

  •
  inadequate protection of our intellectual property rights;

  •
  an increase in our effective income tax rate;

  •
  impairment of our goodwill and identifiable intangible assets; and

  •
  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in some of the documents incorporated by reference in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus supplement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE THOMSON CORPORATION

        The Thomson Corporation was incorporated under the Business Corporations Act (Ontario), Canada by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996, and we restated our articles as amended on September 1, 1998. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. Our principal office in the United States is Metro Center, One Station Place, Stamford, Connecticut 06902.

        We are a global leader in providing integrated information solutions to business and professional customers. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory provides integrated information solutions to legal, tax, accounting, intellectual property, compliance and business professionals;

  •
  Thomson Learning provides integrated learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals;

  •
  Thomson Financial provides integrated information and workflow solutions to the global financial services industry; and

  •
  Thomson Scientific & Healthcare provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare communities.

RECENT DEVELOPMENTS

        In July 2003, we acquired Gage Learning Corporation, a Canadian education publisher. The business will be managed within our Thomson Learning group.

        In July 2003, we announced that Woodbridge has agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the dividends received by it and its subsidiaries in our common shares through June 2005. The elimination of this commitment reflects our expected ability to generate sufficient cash flow for our dividends. All of our shareholders (including Woodbridge) will retain the ability to reinvest their dividends in our common shares on a voluntary basis under the DRIP. However, Woodbridge has advised our management that it has no current intention to voluntarily participate.

        Also in July 2003, we reached a settlement with Skillsoft PLC, a competitor of our Thomson Learning group, regarding our claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, they will pay us $44 million in two equal installments, the first of which was received in July 2003. The second installment is payable in July 2004.

        We plan to use part of the proceeds of this offering to redeem or repurchase preferred shares that one of our wholly-owned subsidiaries issued to a Woodbridge subsidiary in February 2002. The preferred shares pay a fixed annual dividend of 4.5% and we include the preferred shares within "Long-term debt" in our consolidated balance sheet. We intend to redeem or repurchase the preferred shares at their face principal amount, together with accrued and unpaid dividends thereon, by the end of this year.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering, after deducting the underwriters' commission of $2,150,000 and expenses of the offering of approximately $150,000, will be approximately $444,870,000. We intend to use the net proceeds:

  •
  to redeem or repurchase $250 million of outstanding preferred shares that one of our wholly-owned subsidiaries issued to a Woodbridge subsidiary in February 2002, and pay approximately $6.4 million of accrued and unpaid dividends on these shares;

  •
  to repay other existing indebtedness; and

  •
  for other general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth selected consolidated financial information for our company. Except as noted in the footnote below, the selected consolidated financial information as at and for the years ended December 31, 2002 and 2001 has been derived from, and should be read in conjunction with, our audited annual consolidated financial statements, which are incorporated by reference in this prospectus. The selected consolidated financial information as at and for the six month periods ended June 30, 2003 and 2002 has been derived from, and should be read in conjunction with, our unaudited interim consolidated financial statements, which are incorporated by reference in this prospectus. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002(1)	2001(1)
	(unaudited)
	(in millions, except common share data)
Consolidated Statement of Earnings Information:
Revenues	$3,359	$3,331	$7,481	$7,112
Cost of sales, selling, marketing, general and administrative expenses	(2,682)	(2,723)	(5,512)	(5,370)
Depreciation	(270)	(243)	(538)	(474)
Amortization	(146)	(142)	(287)	(443)
Restructuring charges	—	(6)	(6)	(30)

Operating profit	261	217	1,138	795
Net gains (losses) on disposals of businesses and investments	56	(1)	(34)	302
Net interest expense and other financing costs	(128)	(146)	(291)	(236)
Income taxes	(35)	(11)	(163)	(154)
Equity in net losses of associates, net of tax	(9)	(22)	(101)	(50)

Earnings from continuing operations	145	37	549	657
Earnings from discontinued operations	18	23	56	112

Net earnings	163	60	605	769
Dividends declared on preference shares	(7)	(8)	(19)	(27)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares	21	—	—	—

Earnings attributable to common shares	$177	$52	$586	$742

Basic earnings per common share:
From continuing operations	$0.24	$0.05	$0.83	$1.00
From discontinued operations	0.03	0.03	0.08	0.18

	$0.27	$0.08	$0.91	$1.18

Weighted average common shares
outstanding—basic	652,699,673	632,930,043	641,038,900	627,747,972
	As at
	June 30, 2003	December 31, 2002(1)	December 31, 2001(1)
	(unaudited)
	(in millions)
Consolidated Balance Sheet Information:
Cash and cash equivalents	$598	$709	$532
Total current assets	2,702	3,019	3,011
Total intangible assets	12,695	12,596	12,628
Total assets	18,236	18,542	18,650
Total current liabilities	3,152	3,202	3,863
Long-term debt (less current portion)	3,757	3,487	3,651
Total shareholders' equity	8,546	8,966	8,225

(1)
Amounts for the years ended and as at December 31, 2002 and 2001 have been restated as follows to reflect our 2003 financial presentation and change in accounting policy, as discussed in the notes to our unaudited interim financial statements for the six month period ended June 30, 2003:

•
Discontinued operations. In the second quarter of 2003, we announced our intention to sell our portfolio of healthcare magazines and Drake Beam Morin (DBM). The results and assets and liabilities for both of these businesses have been reclassified as discontinued operations.

•
Revenue and expense presentation. Revenues and cost of sales, selling, marketing, general and administrative expense were increased to present on a gross basis certain freight, distribution costs and stock exchange fees charged to customers, which had previously been netted.

•
Stock option expense. In 2003, we began expensing the fair value of all stock options. This change was applied retroactively for all periods.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at June 30, 2003, and as adjusted to reflect the net proceeds from this offering and the application of proceeds as described under "Use of Proceeds," as if this offering and the redemption or repurchase, as applicable of the preferred shares held by Woodbridge occurred on June 30, 2003. The table is based on our unaudited consolidated interim financial statements as at and for the six months ended June 30, 2003. The table should be read in conjunction with our unaudited consolidated interim financial statements and other information included in the documents incorporated by reference in this prospectus. For further information regarding our long-term debt, see Note 12 to our audited consolidated financial statements for the year ended December 31, 2002, incorporated by reference into this prospectus.

	June 30, 2003
	Actual	As adjusted
	(unaudited, in millions)
Short-term debt	$598	$403
Current portion of long-term debt	341	341
Long-term debt (less current portion)(1)	3,757	3,507
Notes offered hereby	—	450

Total debt(2)(3)(4)	4,696	4,701

Shareholders' equity:
Series II Cumulative Redeemable Preference Shares, no par value (authorized, issued and outstanding—6,000,000)	110	110
Common shares, no par value (654,359,537 issued and outstanding; authorized—unlimited)	2,451	2,451
Additional paid in capital related to stock option expense	42	42
Contributed surplus from redemption of Series V Cumulative Redeemable Preference Shares	21	21
Cumulative translation adjustment	84	84
Retained earnings	5,838	5,838

Total shareholders' equity	8,546	8,546

Total capitalization(5)	$13,242	$13,247

(1)
The preferred shares held by Woodbridge to be redeemed or repurchased are included within "Long-term debt" in our consolidated balance sheet.

(2)
Total debt excludes the effect of related debt swaps, which are included within "Prepaid expenses and other current assets," "Other non-current assets," "Accounts payable and accruals" and "Other non-current liabilities" in the June 30, 2003 unaudited consolidated balance sheet. If this effect had been included, total debt and total capitalization on an actual basis at June 30, 2003 would have been reduced by $141 million. Total debt and total capitalization on an as adjusted basis at June 30, 2003 would have been reduced by $137 million.

(3)
As at June 30, 2003, we had no material contingent liabilities or guarantees in respect of any companies, other than our company and our subsidiaries, and those disclosed in Note 16 of our audited consolidated financial statements for the year ended December 31, 2002.

(4)
Substantially all of our debt is unsecured and ranks equally. Substantially all debt issued by our subsidiaries is guaranteed by our company.

(5)
Other than as reflected herein, there has been no material change to our consolidated capitalization since June 30, 2003.

INTEREST COVERAGE

        After giving effect to the issue of the Notes and the use of the gross proceeds therefrom, the pro-forma annualized interest on our total consolidated indebtedness, including the Notes and other long-term and short-term debt for the 12 months ended December 31, 2002 and June 30, 2003, would amount to $239 million as at each such date (adjusted to reflect issuances and repayments of long-term debt since each such date). Our consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were $1,093 million which is 4.57 times the pro-forma annualized interest for that period, and for the 12 months ended June 30, 2003 were $1,196 million which is 5.00 times the pro-forma annualized interest for that period.

        Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were $1,015 million which is 4.25 times the pro-forma annualized interest for that period, and for the 12 months ended June 30, 2003 were $1,127 million which is 4.72 times the pro-forma annualized interest for that period.

DESCRIPTION OF THE NOTES

Particular Terms of the Notes

        The following description of the particular terms of both series of the Notes offered hereby supplements the description of the general terms of the provisions of the Debt Securities set forth under "—Master Indenture and the Indenture Securities" below and the description of certain terms thereof in the accompanying amended and restated prospectus under "Description of Debt Securities" and should be read in conjunction with those descriptions. The description of the particular terms of the Notes herein shall prevail to the extent of any inconsistency.

        The Notes will be issued under an indenture dated as of November 20, 2001, which we refer to as the Master Indenture, as supplemented by a first supplemental indenture dated November 20, 2001, a second supplemental indenture dated January 24, 2002, and a third supplemental indenture to be dated August 8, 2003, or together, the Trust Indenture, between our company and Computershare Trust Company of Canada, as the Trustee. The Trust Indenture is subject to the provisions of the Business Corporations Act (Ontario). The Trust Indenture is also subject to the provisions of the Trust Indenture Act of 1939, as amended, although it is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder. A copy of the Master Indenture has been filed as an exhibit to the Registration Statement.

        Under this caption, capitalized terms used and not otherwise defined have the meanings given to those terms in the Trust Indenture and the terms "we," "us," "our" and "our company" refer to The Thomson Corporation, exclusive of its subsidiaries.

  General

        The aggregate principal amount of the Notes will be issued in denominations of $1,000 and integral multiples thereof. The principal of, and interest on, the Notes will be paid in lawful money of the United States. Certain Canadian and United States federal income tax considerations applicable to the Notes are described below under "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations."

  Interest and Maturity

        The Notes will have the following terms:

Principal Amount	Interest Rate	Maturity Date
$200,000,000	4.25%	August 15, 2009
$250,000,000	5.25%	August 15, 2013

        The Notes will be repayable at 100% of the principal amount at maturity. The Notes will bear interest from August 8, 2003, payable in semi-annual installments on February 15 and August 15 in each year. Interest on the Notes will be paid to persons in whose names the Notes are registered at the close of business on the preceding January 31 or July 31, respectively. The first interest payment will be due on February 15, 2004.

  Ranking and Other Indebtedness

        The Notes will be direct, unsecured obligations of our company and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. The Notes will rank among themselves equally and ratably without preference or priority.

  Further Issuances

        With respect to either series of Notes, we may from time to time, without notice to or the consent of the Holders, create and issue further notes ranking pari passu with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Notes or except for the first payment of interest following the issue date of the Notes) and so that such further notes may be consolidated and form a single series with the relevant series of Notes and have the same terms as to status, redemption or otherwise as such series of Notes.

  Optional Redemption

        The Six-Year Notes will be redeemable in whole or in part at any time, at our option, at a Redemption Price equal to the greater of:

  •
  100% of the principal amount of such Notes, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the Treasury Rate plus 25 basis points for the Six-Year Notes, in each case together with accrued interest thereon to the Redemption Date.

        The Ten-Year Notes will be redeemable in whole or in part at any time, at our option, at a Redemption Price equal to the greater of:

  •
  100% of the principal amount of such Notes, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the Treasury Rate plus 35 basis points for the Ten-Year Notes, in each case together with accrued interest thereon to the Redemption Date.

        Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 days and not more than 60 days prior to the date fixed for redemption and, so long as the Notes are listed on the Luxembourg Stock Exchange, notice of redemption will be published in a daily newspaper of general circulation in Luxembourg.

        Unless we default in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Notes or the portions thereof called for redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

        "Comparable Treasury Price" means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for such Redemption Date.

        "Independent Investment Banker" means one of the Reference Treasury Dealers selected by the Trustee after consultation with our company or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with our company.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such Redemption Date.

        "Reference Treasury Dealers" means each of Barclays Capital Inc. and J.P. Morgan Securities Inc. for the Six-Year Notes and each of Bear, Stearns & Co. Inc., RBC Dominion Securities Corporation and TD Securities (USA) Inc. for the Ten-Year Notes or their affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in The City of New York (a "Primary Treasury Dealer"), another Primary Treasury Dealer will be substituted therefor by our company.

        "Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

  Events of Default for the Notes

        In addition to the Events of Default provided for in respect of the Indenture Securities in the Master Indenture, subject to certain exceptions that are described in the Trust Indenture, the failure by our company or any Material Subsidiary to pay, when due, the principal of any Debt of our company or any Material Subsidiary (other than any Debt which is owed to our company or a Subsidiary) or to pay amounts due under any Guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders' Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, will constitute an Event of Default with respect to the Notes.

  The Trustee and Paying Agent

        The initial Trustee and the Paying Agent under the Trust Indenture for the Notes will be Computershare Trust Company of Canada and Computershare Trust Company Inc., respectively.

        Kredietbank S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg, which we refer to as the Luxembourg paying agent, has been appointed to act, if definitive Notes are issued, as paying agent in Luxembourg in relation to those Notes. If definitive Notes are issued, we will maintain a paying agent in Luxembourg for as long as any Notes are listed on the Luxembourg Stock Exchange. Payments in respect of definitive Notes may be made at the offices of the Luxembourg paying agent.

  Book Entry System, Global Clearance and Settlement

        Each series of Notes will be issued in the form of one or more global certificates representing the Notes, which we refer to as the Global Notes. The Global Notes will be delivered on the date of closing to, and registered in the name of, The Depository Trust Company, as depository or its nominee, which we refer to as DTC. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in the Global Notes will not be entitled to receive the Notes in definitive form (except in the very limited circumstances described in this section below) and will not be considered Holders of Notes under the Trust Indenture.

        Investors may elect to hold interests in the Global Notes in the United States through DTC or in Europe through Clearstream Banking, société anonyme, which is known as Clearstream, Luxembourg, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which is known as Euroclear, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositories, which in turn will hold such interests in customers' securities accounts in the depositories' names on the books of DTC. Computershare Trust Company, Inc. will act as depository for Clearstream, Luxembourg and for Euroclear, and we refer to Computershare in such capacities as the U.S. depository. Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depository. Clearstream, Luxembourg holds securities for its participating organizations, or Clearstream, Luxembourg customers, and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry transfers in accounts of Clearstream, Luxembourg customers, eliminating the need for physical movement of notes. Transactions may be settled in several currencies, including U.S. dollars. Clearstream, Luxembourg provides its customers with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers, dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters with respect to a series of the Notes. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg customer, either directly or indirectly.

        Distributions with respect to the Notes held through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by the U.S. depository for Clearstream, Luxembourg.

        The Euroclear system was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and the risk from lack of transfers of securities and cash that are not simultaneous. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./N.V., which we refer to as the Euroclear operator, under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        The Euroclear operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

        Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments for securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depository for Euroclear.

        Euroclear has further advised that investors that acquire, hold and transfer interests in the Notes by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Notes.

        The Euroclear operator has advised that under Belgian law, investors that are credited with securities on the records of the Euroclear operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear operator. If the Euroclear operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with such interests in securities on the Euroclear operator's records, all participants having an amount of interests in securities of such type credited to their accounts with the Euroclear operator would have the right under Belgian law to the return of their pro rata share of the amount of interests in securities actually on deposit.

        Under Belgian law, the Euroclear operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

        Individual certificates in respect of the Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by our company within 90 days after receiving such notice from DTC or upon becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery of such Global Notes for cancellation. In the event that individual certificates are issued, Holders will be able to receive payments, including principal and interest, on the Notes and effect transfer of the Notes at the offices of our company's paying and transfer agent in Luxembourg, Kredietbank S.A. Luxembourgeoise.

        Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Clearstream, Luxembourg, Euroclear or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Clearstream, Luxembourg and within Euroclear and between Clearstream, Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream, Luxembourg and Euroclear. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes among Clearstream, Luxembourg and Euroclear and DTC may be effected in accordance with procedures established for this purpose by Clearstream, Luxembourg, Euroclear and DTC.

  Global Clearance and Settlement Procedures

        Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. depository for that system; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines, in European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depository to take action to effect final settlement on its behalf by delivering interests in the Notes to or receiving interests in the Notes from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to DTC.

        Because of time-zone differences, credits of interest in the Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Those credits or any transactions involving interests in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of interests in the Notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in the Notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

        We may also decide to discontinue use of the system of book-entry transfers through DTC, Clearstream, Luxembourg or Euroclear (or a successor securities depository).

        According to DTC, Clearstream, Luxembourg or Euroclear, the foregoing information with respect to DTC, Clearstream, Luxembourg or Euroclear has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

        The information in this section concerning DTC, Clearstream, Luxembourg or Euroclear and DTC's, Clearstream, Luxembourg's or Euroclear's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between our company and DTC, Clearstream, Luxembourg or Euroclear and any changes to such procedures that may be instituted unilaterally by DTC, Clearstream, Luxembourg or Euroclear.

  Redemption for Changes in Canadian Withholding Taxes

        The Notes will be redeemable, at our option, in whole and not in part at any time, on not less than 30 days and not more than 60 days prior written notice, at 100% of the aggregate principal amount, together with accrued interest thereon to the Redemption Date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts (as defined below) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus supplement.

  Additional Amounts

        All payments made by our company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (collectively, "Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions described under "—Redemption for Changes in Canadian Withholding Taxes," we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder"):

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding or ownership of the Notes or the receipt of payments thereunder; or

  •
  which is subject to such Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes.

        We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by our company. We will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

  •
  any Taxes so levied or imposed which have not been withheld or deducted and remitted by our company and which have been paid by such Holder as a result of payments made under or with respect to the Notes;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment; and

  •
  any Taxes imposed with respect to any reimbursement under the two bullets immediately above, but excluding any such Taxes on such Holder's net income.

        At least 10 days prior to each date on which any payment under or with respect to the Notes is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders (other than an Excluded Holder) on the payment date. Whenever in the Trust Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

        We shall not be obliged to pay any Additional Amounts in respect of any withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied in respect of a payment to an individual where such withholding or deduction is required to be made pursuant to Council Directive 2003/48/EC of June 3, 2003 on taxation of savings income in the form of interest payments or any other Directive otherwise implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, any such Directive.

  Prescription

        Any money that we deposit with the Trustee or any Paying Agent or held by us in trust for the payment of principal of (or premium, if any) or any interest on any Note of any series that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to our company upon our request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from our company.

        Our obligation to pay the principal of (or premium, if any) and interest on the Notes will cease if the Notes are not presented for payment within a period of 10 years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

  Notices

        Notices to Holders will be sent by mail to the registered Holders and will be published, whether the Notes are in global or definitive form, so long as the Notes are listed on the Luxembourg Stock Exchange in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the Luxembourg Wort. Any such notice shall be deemed to have been given on the date of such publication. So long as the Notes are listed on the Luxembourg Stock Exchange, any appointment of or change in the Luxembourg paying agent and transfer agent will be published in Luxembourg in the manner set forth above.

Master Indenture and the Indenture Securities

        The Notes referred to on the cover page of this prospectus supplement and any additional Debt Securities (as defined in the accompanying amended and restated prospectus) issued under the Master Indenture are, under this caption, collectively referred to as the "Indenture Securities."

        Set forth below is a summary of the principal terms of the Master Indenture and of the Indenture Securities issuable thereunder and should be read in conjunction with the description of the Notes under "—Particular Terms of the Notes" above and the statements under "Description of Debt Securities" in the accompanying amended and restated prospectus. The summary information below does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture Securities and the Master Indenture, including the definition of certain terms therein. All of the terms of the Indenture Securities set forth under this caption shall apply to the Notes, unless otherwise stated under "—Particular Terms of the Notes."

        We may from time to time issue debt securities and incur additional debt securities otherwise than through an offering of Indenture Securities.

  General

        The Indenture Securities will be unsecured obligations of our company and will rank equally with all other unsecured and unsubordinated obligations of our company. We conduct our operations through a number of Subsidiaries and to the extent any such Subsidiary has or incurs indebtedness with a third party, the holders of the Indenture Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such Subsidiary.

        The Master Indenture does not limit the amount of Indenture Securities that may be issued under the Master Indenture. It provides that Indenture Securities may be issued from time to time in series and may be denominated and payable in U.S. dollars or any foreign currency. The specific terms of any series of Indenture Securities will be established at the time of issuance, including:

  •
  the specific designation of the Indenture Securities;

  •
  any limit on the aggregate principal amount of the Indenture Securities;

  •
  the date or dates, if any, on which the Indenture Securities will mature and the portion (if other than all of the principal amount) of the Indenture Securities to be payable upon declaration of acceleration of Maturity;

  •
  the rate or rates per annum (which may be fixed or variable) at which the Indenture Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Indenture Securities which are in registered form;

  •
  any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Indenture Securities may be redeemed or purchased at the option of our company or otherwise;

  •
  whether the Indenture Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Indenture Securities in bearer form and as to exchanges between registered and bearer form;

  •
  whether the Indenture Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

  •
  the denominations in which any of the Indenture Securities will be issuable if other than denominations of $1,000 and any multiple thereof;

  •
  each office or agency where the principal of and any premium and interest on the Indenture Securities will be payable and each office or agency where the Indenture Securities may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Indenture Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Indenture Securities will or may be payable;

  •
  any index pursuant to which the amount of payments of principal of and any premium and interest on the Indenture Securities will or may be determined; and

  •
  any other terms of the Indenture Securities, including covenants and additional Events of Default. (Section 301)

        The Master Indenture also provides that there may be more than one Trustee under the Master Indenture, each with respect to one or more different series of Indenture Securities. See "—Resignation of Trustee." In the event that there is more than one Trustee under the Master Indenture, the powers and trust obligations of each Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is Trustee. If more than one Trustee is acting under the Master Indenture, then the Indenture Securities (whether of one or more than one series) for which each Trustee is acting shall in effect be treated as if issued under separate Trust Indentures. At a time when two or more Trustees are acting, each with respect to only a certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting.

        Some or all of the Indenture Securities may be issued under the Master Indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

        The general provisions of the Master Indenture do not contain any provisions that would limit the ability of our company to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving our company.

        Under the Master Indenture, we will have the ability, in addition to the ability to issue Indenture Securities with terms different from those of other Indenture Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Indenture Securities and issue additional Indenture Securities of such series. (Section 301)

  Form, Denomination, Exchange and Transfer

        Indenture Securities of a series may be issuable solely as registered Indenture Securities issuable in denominations of $1,000 and integral multiples of $1,000 or in such other denominations as may be provided for by the terms of the Indenture Securities of any particular series. The Master Indenture also provides that Indenture Securities of a series may be issuable in global form, which we refer to as Global Securities. Indenture Securities of any series will be exchangeable for other Indenture Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. (Section 305)

        The Indenture Securities may be presented for exchange as described above, and Indenture Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by our company for such purpose with respect to any series of Indenture Securities. No service charge will be made for any transfer or exchange of Indenture Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Indenture Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)

        So long as required by the Business Corporations Act (Ontario), we shall cause to be kept, by our company or a trust corporation registered in Ontario, a central securities register which complies with the requirements of the Business Corporations Act (Ontario). Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the Business Corporations Act (Ontario), the particulars of each issue, exchange or transfer of Indenture Securities. Unless otherwise provided for in the case of any series of Indenture Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)

        We will not be required to:

  •
  issue, register the transfer of or exchange Indenture Securities of any series during a period beginning at the opening of business 15 days before any selection of Indenture Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any Indenture Security, or portion thereof, called for redemption, except the unredeemed portion of any Indenture Security being redeemed in part; or

  •
  issue, register the transfer of or exchange any Indenture Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Indenture Security not to be so repaid. (Section 305)

  Events of Default

        The Master Indenture provides, with respect to any series of Indenture Securities Outstanding thereunder, that the following shall constitute Events of Default:

  (i)
  default in the payment of any interest upon any Indenture Security of that series, when the same becomes due and payable, continued for 30 days;

  (ii)
  default in the payment of the principal of or any premium on any Indenture Security of that series at its Maturity;

  (iii)
  default in the deposit of any sinking fund or analogous payment when due by the terms of any Indenture Security of that series;

  (iv)
  default in the performance, or breach, of any covenant or warranty of our company in the Master Indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the Master Indenture), continued for 60 days after written notice to our company;

  (v)
  certain events of bankruptcy, insolvency or reorganization; and

  (vi)
  any other Event of Default provided with respect to the Indenture Securities of that series. (Section 501)

        No Event of Default provided with respect to a particular series of Indenture Securities necessarily constitutes an Event of Default with respect to any other series of Indenture Securities. (Section 501) We are required to file with the Trustee, annually, an Officer's Certificate as to our compliance with all conditions and covenants under the Master Indenture. (Section 1004) The Master Indenture provides that the Trustee may withhold notice to the Holders of Indenture Securities of any default (except payment defaults on the Indenture Securities) if it considers it in the best interest of the Holders of Indenture Securities to do so. (Section 502)

        If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Indenture Securities of a particular series shall occur and be continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Indenture Securities of that series may declare the Outstanding Indenture Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Indenture Securities then Outstanding may declare the principal amount of all of the Outstanding Indenture Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Indenture Securities of that series, or of all Outstanding Indenture Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)

        Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Indenture Securities of any or all series shall occur and be continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the Master Indenture at the request, order or direction of any of the Holders of such Indenture Securities, unless such Holders shall have offered to the

Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Indenture Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Indenture Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Master Indenture, or exercising any trust or power conferred on the Trustee. (Section 513)

        The Holders of not less than a majority in principal amount of the Outstanding Indenture Securities of any series may on behalf of the Holders of all the Indenture Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Indenture Securities may waive any such past default) and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or any interest on any Indenture Security, or (ii) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Indenture Security of such series affected thereby. (Section 514)

  Negative Pledge

        The Master Indenture will provide that, so long as any Indenture Securities are Outstanding, we will not:

  •
  create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of its undertaking or assets to secure any of our Debt; or

  •
  permit any Material Subsidiary to give any Guarantee to secure any of our Debt;

without at the same time or as soon as reasonably practicable thereafter according to the Holders of Indenture Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

  (a)
  any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all other Debt of our company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (b) to (d), would not exceed 10% of Consolidated Shareholders' Equity;

  (b)
  any Security Interest on (i) any asset (including shares) acquired or held by our company to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (ii) shares of a Subsidiary organized solely to acquire any such asset;

  (c)
  the assumption by our company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

  (d)
  our company giving Security Interest (other than on shares or fixed assets) in the ordinary course of its business to any bank or banks or others to secure any Debt of our company that is not a Funded Obligation; or

  (e)
  the extension, renewal or refunding of any Security Interest permitted under subparagraphs (b) to (d) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)

  Modification and Waiver

        Modification and amendment of the Master Indenture may be made by our company and the Trustee with the consent of the Holders of not less than a majority in principal amount of all Outstanding Indenture Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Indenture Security affected thereby, among other things;

  •
  change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Indenture Security;

  •
  change the time at which any Indenture Security may or shall be redeemable or repayable;

  •
  reduce the principal amount or the rate of interest on or any premium payable on any Indenture Security;

  •
  reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

  •
  adversely affect any right of repayment at the option of the Holder of any such Indenture Security;

  •
  change the place or Currency of payment of principal of, or any premium or interest on, any such Indenture Security;

  •
  reduce the above-stated percentage of Holders of such Outstanding Indenture Securities necessary to modify or amend the Master Indenture or to consent to any waiver thereunder (including a waiver of certain defaults);

  •
  change any obligation of our company to pay Additional Amounts provided for pursuant to Section 1005 of the Master Indenture, with certain exceptions; or

  •
  modify the foregoing requirements with certain exceptions. (Section 902)

        The Holders of a majority in aggregate principal amount of Outstanding Indenture Securities affected thereby have the right to waive compliance by our company with certain covenants. (Section 1008)

        Modification and amendment of the Master Indenture may be made by our company and the Trustee without the consent of any Holder, for any of the following purposes:

  •
  to evidence the succession of another Person to our company as obligor under the Master Indenture;

  •
  to add to the covenants of our company for the benefit of the Holders of all or any series of Indenture Securities;

  •
  to add Events of Default for the benefit of the Holders of all or any series of Indenture Securities;

  •
  to change or eliminate any provisions of the Master Indenture, provided that any such change or elimination shall become effective only when there are no Indenture Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such change or elimination shall not apply to any Outstanding Indenture Security;

  •
  to secure the Indenture Securities pursuant to the provisions described above under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation", or otherwise;

  •
  to establish the form or terms of Indenture Securities of any series;

  •
  to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Master Indenture by more than one Trustee;

  •
  to cure any ambiguity, defect or inconsistency in the Master Indenture, provided such action does not adversely affect the interests of Holders of Indenture Securities of any series in any material respect;

  •
  to comply with any requirements of the Commission in order to effect and maintain the qualification of the Master Indenture under the TIA; or

  •
  to supplement any of the provisions of the Master Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Indenture Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Indenture Securities in any material respect. (Section 901)

        The Master Indenture provides that in determining whether the Holders of the requisite principal amount of Indenture Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

  •
  the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof;

  •
  the principal amount of an Indenture Security denominated in a foreign currency or currencies shall be the U.S. dollar equivalent, determined as of the date such Indenture Securities were originally issued by our company, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above); and

  •
  Indenture Securities owned by our company or any other obligor or affiliate of our company or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

  Merger, Consolidation or Amalgamation

        The Master Indenture provides that our company may not amalgamate or consolidate with or merge into any other person or convey, transfer, sale or lease its properties and assets substantially as an entirety to any Person, unless:

  •
  the Person formed by such consolidation or amalgamation or into which we are merged or the Person which acquires or leases the properties and assets of our company substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is presently in the European Community jurisdiction expressly assumes our obligations on the Indenture Securities and under the Master Indenture; and

  •
  certain other conditions are met. (Section 801)

        In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of our company would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under "—Negative Pledge" above without equally and ratably securing the Indenture Securities or unless the Indenture Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)

  Discharge, Defeasance and Covenant Defeasance

        We may discharge certain obligations to Holders of any series of Indenture Securities issued under the Master Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Indenture Securities for principal (and premium, if any) and interest to the date of such deposit (if such Indenture Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

        We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Indenture Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Indenture Securities and to have satisfied our other obligations under the Master Indenture with respect to such Indenture Securities, except for:

  •
  the rights of Holders of such Outstanding Indenture Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Indenture Securities when such payments are due;

  •
  our obligations with respect to such Indenture Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Indenture Securities, the replacement of mutilated, destroyed, lost or stolen Indenture Securities, the maintenance of an office or agency in the applicable place of payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the Master Indenture;

  •
  the rights, powers, trusts, duties and immunities of the Trustee; and

  •
  the defeasance provisions of the Master Indenture.

        We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the Master Indenture (including those described under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation" above), and we refer to this as "covenant defeasance," and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Indenture Securities. (Sections 1401, 1402 and 1403)

        In order to exercise either defeasance or covenant defeasance:

  •
  we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Indenture Securities cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay the principal of (and premium, if any) and interest on such Outstanding Indenture Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor in the Currency in which such Indenture Securities are then specified as payable at Stated Maturity;

  •
  in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the Master Indenture, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Indenture Securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Indenture Securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended; and

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)

        If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Indenture Securities:

  •
  the Holder of any such Indenture Security is entitled to, and does, elect pursuant to the terms of such Indenture Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Indenture Security; or

  •
  the Currency in which such deposit has been made in respect of any such Indenture Security ceases to be used by its government of issuance, the indebtedness represented by such Indenture Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Indenture Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Indenture Security into the Currency in which such Indenture Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

        All payments of principal of (and premium, if any), and interest, if any, on any Indenture Security that is payable in a foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)

  Payment of Principal and Interest and Paying Agents

        Unless otherwise specified in Section 301 of the Master Indenture, principal, premium, if any, and interest, if any, on Indenture Securities will be payable at an office or agency maintained by our company in New York, New York, except that at our option, interest, if any, may be paid by:

  •
  check mailed to the address of the Person entitled thereto as such address shall, appear in the Security Register; or

  •
  wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)

        Payment of any installment of interest on Indenture Securities will be made to the Person in whose name such Indenture Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

        Any paying agent outside the United States and any other paying agent in the United States initially designated by our company for the Indenture Securities may be established for each series of Indenture Securities. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each Place of Payment for such series. (Section 1002)

  Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a Trustee of a trust under the Master Indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is Trustee.

  Book-Entry Indenture Securities

        The Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Indenture Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Indenture Securities, Indenture Securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Indenture Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Indenture Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

  Governing Law

        The Master Indenture and the Indenture Securities will be governed by, and construed in accordance with, the laws of the State of New York. The Master Indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

  Consent to Jurisdiction and Service

        The Master Indenture provides that we have designated Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19805-1297, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the Master Indenture and the Indenture Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and has irrevocably submitted to the jurisdiction of such courts. (Section 113)

  Enforceability of Judgments

        Since a substantial portion of our assets are outside the United States, any judgment obtained in the United States against us, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.

        We have been informed by our counsel, Torys LLP, that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, The City of New York, New York, which we refer to as a New York court, that is subsisting and unsatisfied respecting the enforcement of the Master Indenture and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if:

  •
  the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by our company in the Master Indenture to the jurisdiction of the New York court will be sufficient for the purpose);

  •
  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada);

  •
  the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and

  •
  the action to enforce such judgment is commenced within six years of the date of such judgment.

        We have been advised by such counsel that there is some doubt as to the enforceability in Canada, against our company or against any of our respective directors, officers and experts who are not residents of the United States, by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Definitions

        Set forth below is a summary of certain of the defined terms used in the Master Indenture. Reference is made to the Master Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Business Day", when used with respect to any Place of Payment or any other location referred to in the Master Indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London, England, hereunder, or in the Indenture Securities, means, unless otherwise specified with respect to any Indenture Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

        "Consolidated Shareholders' Equity" means the aggregate of the stated capital accounts for all outstanding shares of our company and the amount of consolidated surplus of our company and our Subsidiaries, whether paid in, earned, or otherwise arrived at, as such consolidated surplus is shown on the then most recent audited consolidated balance sheet of our company, determined in accordance with GAAP.

        "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

        "Funded Obligation" means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

        "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

        "Guarantee" means any guarantee, indemnity or similar obligation.

        "Material Subsidiary" means any Subsidiary of our company the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the sales of our company and its consolidated Subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of our company, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of our company and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of our company, calculated in each case in accordance with GAAP.

        "Subsidiary" means any corporation of which at the time of determination our company, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock of such corporation.

        "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939, as amended as in force at the date as of which a Trust Indenture was executed, except as provided in Section 905 of the Master Indenture.

        "Trust Indenture Legislation" means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under the trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the Trust Indenture, and at the date of a Trust Indenture means (i) the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) the Trust Indenture Act and regulations thereunder, but only to the extent applicable under Rule 4d-9 under the Trust Indenture Act.

        "Voting Stock" means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        Under the existing laws of Canada and the current administrative practice of the Canada Customs and Revenue Agency the payment by our company of interest, principal or premium on the Notes to a holder who is a non-resident of Canada and with whom we deal at arm's length within the meaning of the Income Tax Act (Canada), or the Act, at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

        No other tax on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of the Notes or the receipt of interest or premium thereon by holders who are neither residents nor deemed to be residents of Canada for the purposes of the Act and who do not use or hold and are not deemed to use or hold the Notes in carrying on business in Canada for the purposes of the Act. The foregoing may not be applicable to a holder that is a non-resident insurer that carries on an insurance business in Canada and elsewhere.

        This summary is of a general nature only and does not take into account tax legislation or considerations of any jurisdiction other than Canada. Purchasers of the Notes should consult their own tax advisors with respect to their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal United States federal income tax consequences of the acquisition, ownership and disposition of a Note by an initial purchaser thereof that is, for United States federal income tax purposes, an individual citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to United States federal income taxation regardless of its source, and any trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under the applicable Treasury Regulations, which we refer to collectively as a U.S. Holder. This summary only applies to U.S. Holders that hold a Note as a "capital asset" for investment under Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on laws, the Code, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder (or to U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, or persons that hold Notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction or holders of 10% or more of the company. Prospective purchasers of the Notes should consult their own tax advisors concerning the application of United States federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations. See "Certain Canadian Federal Income Tax Considerations."

        For United States federal income tax purposes, interest (including any Canadian withholding tax or Additional Amounts, if any) on a Note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder's method of accounting for such United States federal income tax purposes. Interest paid by us on the Notes will generally constitute income from sources outside the United States and, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder.

        Upon the sale, exchange or redemption of a Note, a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount realized on such sale, exchange or redemption (other than amounts received that are attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the Note. Assuming the Note was held by a U.S. Holder as a capital asset, such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitation under the Code. Gain or loss by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note will generally be United States source gain or loss for United States federal income tax purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

        In general, information reporting requirements will apply to interest and to the proceeds received on the disposition of the Notes paid within the United States (and in certain cases, outside the United States) to U.S. Holders. A 28% backup withholding tax may apply to such amounts if a U.S. Holder (i) fails to establish properly that it is entitled to an exemption, (ii) fails to furnish or certify his or her correct taxpayer identification number to the payer in the manner required, (iii) is notified by the IRS that he or she has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that he or she is not subject to backup withholding for failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

        The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of purchasing, holding and disposing of the Notes, including the applicability and effect of any federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

EUROPEAN UNION DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

        Holders who are individuals resident in the European Union should note that the ECOFIN Council of the European Union has a Directive on taxation of savings income in the form of interest payments (Council Directive 2003/48/EC of June 3, 2003). Subject to a number of important conditions being met, with effect from January 1, 2005, countries that are members of the European Union (the "Member States") will be required to provide to the tax or other relevant authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States (namely, Luxembourg, Belgium and Austria) to opt instead for a withholding tax system for a transitional period in relation to such payments, with withholding tax rates rising over time to 35%. Luxembourg, Belgium and Austria have indicated that they will exercise this option. Any withholding tax levied pursuant to the Directive may be in addition to any domestic withholding tax levied by those Member States.

        It should also be noted that, in connection with the Directive, it is anticipated that certain third countries (namely, Switzerland, Liechtenstein, Monaco, Andorra and San Marino) and certain dependent and associated territories of the United Kingdom and the Netherlands (including the Channel Islands, the Isle of Man, and dependent or associated territories in the Caribbean) may agree to adopt measures regarding the taxation of savings income which are comparable with those contained in the Directive (including comparable withholding taxes).

UNDERWRITING

        Subject to the terms and conditions stated in an underwriting agreement and the related terms agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name.

        Barclays Capital Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers for the offering of the Six-Year Notes and are acting as representatives of the underwriters named in the table below.

Underwriter	Principal Amount of Six-Year Notes
Barclays Capital Inc.	$64,000,000
J.P. Morgan Securities Inc.	$64,000,000
Banc of America Securities LLC	$16,200,000
BMO Nesbitt Burns Corp.	$16,200,000
The Royal Bank of Scotland plc	$16,200,000
Citigroup Global Markets Inc.	$2,600,000
Credit Suisse First Boston LLC	$2,600,000
Deutsche Bank Securities Inc.	$2,600,000
Goldman, Sachs & Co.	$2,600,000
Lehman Brothers Inc.	$2,600,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$2,600,000
Morgan Stanley & Co. Inc.	$2,600,000
Scotia Capital (USA) Inc.	$2,600,000
UBS Securities LLC	$2,600,000
Total	$200,000,000

        Bear, Stearns & Co. Inc., RBC Dominion Securities Corporation and TD Securities (USA) Inc. are acting as joint book-running managers for the offering of the Ten-Year Notes and are acting as representatives of the underwriters named in the table below.

Underwriter	Principal Amount of Ten-Year Notes
Bear, Stearns & Co. Inc	$75,000,000
RBC Dominion Securities Corporation	$42,500,000
TD Securities (USA) Inc.	$42,500,000
Banc of America Securities LLC	$20,100,000
BMO Nesbitt Burns Corp.	$20,100,000
The Royal Bank of Scotland plc	$20,100,000
Citigroup Global Markets Inc.	$3,300,000
Credit Suisse First Boston LLC	$3,300,000
Deutsche Bank Securities Inc.	$3,300,000
Goldman, Sachs & Co.	$3,300,000
Lehman Brothers Inc.	$3,300,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$3,300,000
Morgan Stanley & Co. Inc.	$3,300,000
Scotia Capital (USA) Inc.	$3,300,000
UBS Securities LLC	$3,300,000
Total	$250,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. If the underwriters take any of the Notes of a series, then they are obligated to take and pay for all of the Notes of that series.

        The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.25% and 0.30% of the principal amount of the Six-Year Notes and the Ten-Year Notes, respectively. The underwriters may allow, and dealers may reallow a concession not to exceed 0.10% and 0.25% of the principal amount of the Six-Year Notes and the Ten-Year Notes, respectively on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions of each series of Notes.

        In connection with this offering, the representatives for each series of Notes may purchase and sell each series of the Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of any series of the Notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when either Barclays Capital Inc. or J.P. Morgan Securities Inc. with respect to the Six-Year Notes, or one of Bear, Stearns & Co. Inc., RBC Dominion Securities Corporation or TD Securities (USA) Inc. with respect to the Ten-Year Notes in covering syndicate short positions or making stabilizing purchases, repurchases any of the Notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of any series of the Notes. They may also cause the price of any series of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that total expense for this offering will be $150,000, exclusive of underwriting discounts and commissions.

        The underwriters have performed investment banking and advisory services for our company from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for our company in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us. We are in compliance in all material respects with the terms of the agreements governing such facilities and debentures.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        J.P. Morgan Securities Inc. ("JPMorgan") will make the securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Notes directly or indirectly, or distribute this prospectus supplement or the accompanying amended and restated prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on us, except as set forth in the Underwriting Agreement.

        The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has represented and agreed that it will not offer, sell or deliver the Notes, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar arrangement with respect to the Notes will require any dealer or other party thereto to make a representation to the same effect.

        The Notes are offered for sale in those jurisdictions in the United States and the United Kingdom and elsewhere where it is lawful to make such offers.

        Each underwriter has represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

        Each underwriter has represented and agreed that offers and sales of the Notes in Germany are subject to restrictions provided in the German Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz), in particular, the Notes may not be offered in Germany by way of public promotion.

        Although application has been made to list the Notes on the Luxembourg Stock Exchange, the Notes are a new issue of securities with no established trading market. The sale of the Notes is not conditioned on obtaining the listing on the Luxembourg Stock Exchange. No assurance can be given as to the approval of the listing application of, the liquidity of, or the trading markets for the Notes. Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue prices set forth on the cover page of this prospectus supplement. We have been advised by the underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

CREDIT RATINGS

        Our long-term unsecured debt securities are rated A3 (stable) by Moody's and A-(stable) by S&P.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "A3 (stable)" are considered upper-medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated "A-" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligations is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        The credit ratings accorded to the Notes by Moody's and S&P are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by either Moody's or S&P in the future if in its judgment circumstances so warrant.

LEGAL MATTERS

        Legal matters relating to the Notes being offered hereby will be passed upon for our company by Torys LLP, New York, New York and Toronto, Ontario with respect to matters of United States and Canadian law and for the underwriters by Shearman & Sterling LLP, New York, New York, with respect to matters of United States law. As at August 5, 2003, lawyers of Torys LLP owned beneficially, directly or indirectly, less than 1% of any class of outstanding securities of our company.

GENERAL INFORMATION

Listing

        Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Articles of Incorporation of our company, and a legal notice relating to the issuance of the Notes have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying amended and restated prospectus, the Trust Indenture and the documents listed under the heading "Documents Incorporated by Reference" as well as all future annual reports, quarterly reports and material change reports, so long as any of the Notes are outstanding and listed on the Luxembourg Stock Exchange, will be made available free of charge at the main office of Kredietbank S.A. Luxembourgeoise. The underwriting agreement will be available for inspection at Kredietbank S.A. Luxembourgeoise. Kredietbank S.A. Luxembourgeoise will act as intermediary between the Luxembourg Stock Exchange and our company and the holders of the Notes so long as the Notes are in global form.

        The consolidated financial statements contained in our annual information form for the year ended December 31, 2002 have been audited by PricewaterhouseCoopers LLP.

Authorization

        The Notes will be issued pursuant to authority granted by the executive committee of the board of directors of our company on August 5, 2003.

Material Change

        There has been no material adverse change in the financial position or operations of our company and our subsidiaries on a consolidated basis since December 31, 2002, except as disclosed herein or in the documents incorporated by reference.

Litigation

        Neither our company nor any subsidiary is involved in any legal or arbitration proceedings, nor to our knowledge, are any legal or arbitration proceedings pending or threatened involving our company, or any subsidiary, which may have or have had during the 12 months prior to the date of this prospectus supplement a material effect on the financial position of our company and our subsidiaries on a consolidated basis.

Identification Numbers

        The Six-Year Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (Common Code: 017446894; ISIN: US884903AS45; CUSIP: 884903AS4).

        The Ten-Year Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (Common Code: 017449036; ISIN: US884903AT28; CUSIP: 884903AT2).

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

November 6, 2001

The Thomson Corporation

Cdn. $3,000,000,000

Debt Securities

(unsecured)

        The Thomson Corporation (the "Corporation") may from time to time issue in one or more series unsecured debt securities (the "Debt Securities") in an aggregate principal amount of up to Cdn. $3,000,000,000 (or the equivalent thereof if any of the Debt Securities are denominated in a currency other than Canadian dollars) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of Cdn. $3,000,000,000 (or the equivalent in other currencies), during the 25 month period that this amended and restated short form prospectus (the "Prospectus"), including any further amendments hereto, remains valid.

        The Debt Securities may be offered in one or more series in amounts, at prices and on terms to be determined at the time of sale. The specific designation, aggregate principal amount, the currency or currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms or other specific terms of the series of Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying prospectus supplement (the "Prospectus Supplement").

        The Debt Securities may be sold through underwriters or dealers or may be sold by the Corporation directly or through agents designated from time to time, at rates of interest and prices and other terms determined by the Corporation. The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Debt Securities, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Corporation is a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The consolidated financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the Debt Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement.

        The enforcement by investors of civil liabilities under the Federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

        This Prospectus is part of a Registration Statement on Form F-9 relating to the Debt Securities that the Corporation has filed with the Securities and Exchange Commission (the "Commission"). Under this shelf registration process, the Corporation may, from time to time, sell any combination of the Debt Securities described in this Prospectus in one or more offerings up to a total dollar amount of Cdn.$3,000,000,000. This Prospectus does not contain all of the information set forth in such Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. See "Documents Filed as Part of the Registration Statement".

        All currency amounts in this Prospectus are stated in Canadian dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities regulatory authorities in each of the provinces of Canada and the Commission are specifically incorporated by reference in this Prospectus:

  (a)
  audited comparative consolidated financial statements of the Corporation as set out on pages 39 to 64 of the annual report of the Corporation for the year ended December 31, 2000, and the accompanying auditors' report thereon;

  (b)
  management's discussion and analysis for the annual comparative financial statements referred to in paragraph (a) as set out on pages 15 to 37 of the annual report of the Corporation for the year ended December 31, 2000;

  (c)
  information circular of the Corporation dated April 11, 2001 relating to the annual meeting of shareholders of the Corporation held on May 17, 2001, except for the sections entitled "Composition of the Human Resources Committee", "Report on Executive Compensation" and "Performance Graph";

  (d)
  annual information form of the Corporation dated May 17, 2001;

  (e)
  unaudited comparative consolidated financial statements of the Corporation contained in the interim report to shareholders for the six months ended June 30, 2001;

  (f)
  management's discussion and analysis for the unaudited comparative consolidated financial statements referred to in paragraph (e) as set out on pages 1 to 5 of the interim report to shareholders for the six months ended June 30, 2001; and

  (g)
  material change report dated October 29, 2001 regarding the Corporation's revised EBITDA and revenue guidance for the year ended December 31, 2001.

        Any documents of the type referred to above (excluding confidential material change reports), filed by the Corporation with the securities regulatory authorities in Canada and with the Commission pursuant to the Securities Exchange Act of 1934, as amended after the date of this Prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference into this Prospectus. A Prospectus Supplement containing the specific terms in respect of any of the Debt Securities will be delivered, together with this Prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement, but only for the purposes of the distribution of the Debt Securities to which such Prospectus Supplement pertains.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1 (telephone no. (416) 360-8700). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of The Thomson Corporation at the above-mentioned address and telephone number.

        The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Corporation with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements, material change reports and information circulars filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

        Where the Corporation updates its disclosure of earnings coverage ratios by Prospectus Supplement, the Prospectus Supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of earnings coverage ratios will be delivered to purchasers of Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus by reference as of the date of the Prospectus Supplement. Similarly, any Prospectus Supplement supplying any additional or updated information the Corporation may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Certain statements included and incorporated by reference herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that may cause actual results or events to differ materially from current expectations are: general global economic conditions; general industry and market conditions and growth rates; uncertainty as to whether Thomson's strategies and business plans will yield the expected benefits; the ability of Thomson to effectively integrate significant acquisitions; increasing competition, including as a result of consolidation in certain industries; consolidation of customers, suppliers and service providers; availability and cost of capital; the ability to identify, develop and achieve commercial success for new products, services and technologies; the level of expenditures necessary to maintain existing quality of products and services; changes in technology and laws and regulations that could negatively affect the proprietary nature of certain information utilized by Thomson; the uncertainties of the Internet, including the Internet economy growing at a slower pace than is anticipated as well as changes in laws and regulations governing Internet commerce; the availability of, and ability to retain, key personnel; and changes in laws and regulations with respect to intellectual property rights and tax matters. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE THOMSON CORPORATION

        The Corporation was incorporated under the laws of Ontario by articles of incorporation dated December 28, 1977. The articles of the Corporation have been amended from time to time and were restated on September 1, 1998. The Corporation's head and registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. The Corporation's principal office in the United States is at the Metro Center, One Station Place, Stamford, Connecticut 06902.

        In this Prospectus, the "Corporation" refers to The Thomson Corporation and "Thomson" refers to the Corporation and its consolidated subsidiaries unless the context requires otherwise.

BUSINESS OF THE THOMSON CORPORATION

        Thomson is a leading global provider of integrated information solutions for business and professional customers. The business activities of Thomson are organized in four market groups: (i) Thomson Legal & Regulatory (which provides information and software-based solutions to legal, tax, accounting, intellectual property, compliance and business professionals), (ii) Thomson Financial (which provides information services and integrated work solutions for financial professionals), (iii) Thomson Learning (which provides teaching and learning content, learning products, services and solutions for individuals, learning institutions and corporations), and (iv) Thomson Scientific & Healthcare (which provides high-value information and services for researchers and other professionals in the academic, scientific, corporate, government and healthcare marketplaces).

APPLICATION OF PROCEEDS

        Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Corporation and will be used to repay indebtedness and for other general corporate purposes. Additional financing which may be required from time to time will be effected through such means as the Corporation deems appropriate at the time. The amount of further financing, as well as the purposes for which the proceeds thereof will be used, are not known at this time.

EARNINGS COVERAGE

        The annualized interest on the total consolidated indebtedness of the Corporation, without giving pro forma effect to the issuance of any Debt Securities, for the 12 months ended December 31, 2000 and June 30, 2001 would amount to US$284 million as at each date (adjusted to reflect issuances and repayments of long-term debt since each such date). The Corporation's consolidated earnings before deducting interest expense and other financing costs and before income taxes ("Consolidated Earnings") for the 12 months ended December 31, 2000 were US$1,925 million which is 6.78 times the annualized interest for that period, and for the 12 months ended June 30, 2001 were US$2,189 million which is 7.71 times the annualized interest for that period.

        Excluding the results of discontinued operations, Consolidated Earnings for the 12 months ended December 31, 2000 were US$805 million which is 2.83 times the annualized interest for that period, and for the 12 months ended June 30, 2001 were US$1,111 million which is 3.91 times the annualized interest for that period.

SHARE CAPITAL OF THE THOMSON CORPORATION

        The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preference shares without par value, issuable in series ("Preference Shares") of which 6,000,000 shares consist of a series designated as Cumulative Redeemable Floating Rate Preference Shares, Series II ("Series II Preference Shares") and 18,000,000 shares consist of a series designated as Cumulative Redeemable Preference Shares, Series V ("Series V Preference Shares"). As at November 5, 2001, 629,335,755 Common Shares, 6,000,000 Series II Preference Shares and 18,000,000 Series V Preference Shares were outstanding.

DESCRIPTION OF DEBT SECURITIES

        The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

        The Debt Securities will be issued under one or more separate indentures described below (each, a "Trust Indenture", and collectively, the "Trust Indentures"), in each case between the Corporation and a financial institution organized under the laws of Canada or of any province thereof or of the United States (each a "Trustee"). The following is a summary of the material terms of the Debt Securities. For full particulars of such terms, reference should be made to the relevant Trust Indenture.

General

        The Debt Securities will be unsecured obligations of the Corporation. Each Trust Indenture will provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Reference is made to the Prospectus Supplement which accompanies this Prospectus for the terms and other information with respect to the Debt Securities being offered thereby, including: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the currency or currency unit for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable; (iii) the percentage of the principal amount at which such Debt Securities will be issued; (iv) the date or dates on which such Debt Securities will mature; (v) the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payment dates; (vii) the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued; (viii) any redemption terms or terms under which such Debt Securities may be defeased; (ix) whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) any exchange or conversion terms; and (xi) any other specific terms.

        Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, principal, premium (if any) and interest are to be payable at any branch of a Canadian chartered bank specified in the instrument evidencing the Debt Securities provided that such payments may also be made at the option of the Corporation by cheque mailed to the persons in whose names the Debt Securities are registered.

        If so specified in the Prospectus Supplement which accompanies this Prospectus, the Corporation may provide for the issuance of uncertificated Debt Securities in addition to or in place of certificated Debt Securities.

        Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

Ranking

        The Debt Securities will be unsecured obligations of the Corporation and will rank equally and rateably with all other unsecured and unsubordinated indebtedness of the Corporation.

PLAN OF DISTRIBUTION

        The Corporation may sell the Debt Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers or (iii) through agents. The Debt Securities may be sold at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The Prospectus Supplement with respect to the Debt Securities being offered thereby will set forth the terms of the offering of such Debt Securities, including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to the Corporation from such sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

        If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered by the Corporation's Prospectus Supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The Debt Securities may also be sold directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchaser or through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

        The Corporation may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Corporation.

        In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Corporation in the ordinary course of business.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement, certain matters of Canadian and United States law relating to the Debt Securities offered by this Prospectus will be passed upon on behalf of the Corporation by Torys and certain matters of United States law related to the Debt Securities will be passed upon on behalf of any of the underwriters by Shearman & Sterling. As of November 5, 2001, the partners and associates of Torys beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares. Certain partners of Torys are assistant secretaries of the Corporation and certain of its associates and affiliates.

EXPERTS

        The consolidated financial statements of the Corporation incorporated in this Prospectus by reference to the Corporation's Annual Report for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

RISK FACTORS

        The purchase of Debt Securities offered hereunder involves certain risks which prospective purchasers should take into consideration when making a decision to purchase such Debt Securities. These risk factors have been disclosed under the heading "Risks" on pages 21, 26, 29 and 34 of management's discussion and analysis for the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2000, which has been incorporated by reference into this Prospectus.

        In addition, Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

        There is no assurance that any credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

        There is currently no market through which the Debt Securities may be sold. There can be no assurance that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the Registration Statement of which this Prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consent of PricewaterhouseCoopers LLP; (iii) consent of Torys; (iv) powers of attorney; (v) form of Trust Indenture relating to the Debt Securities; and (vi) method of calculation of interest coverage.

PRINCIPAL OFFICE OF THE THOMSON CORPORATION
Suite 2706, The Toronto Dominion Bank Tower
P.O. Box 24
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1A1

TRUSTEE AND PRINCIPAL PAYING AGENT
Computershare Trust Company of Canada
100 University Avenue, 8th floor
Toronto, Ontario
Canada M5J 2Y1

LUXEMBOURG PAYING AGENT & TRANSFER AGENT
Kredietbank S.A. Luxembourg
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS

To The Thomson Corporation as to matters of United States law and Canadian law	To the Underwriters as to matters of United States law
TORYS LLP 237 Park Avenue New York, New York 10017-3142	SHEARMAN & STERLING LLP 599 Lexington Avenue New York, New York 10022-6069
Suite 3000 79 Wellington Street West Box 270, Toronto-Dominion Centre Toronto, Ontario Canada M5K 1N2

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1G8

LISTING AGENT
Kredietbank S.A. Luxembourg
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

US$450,000,000

The Thomson Corporation

US$200,000,000 4.25% Notes due 2009
US$250,000,000 5.25% Notes due 2013

P R O S P E C T U S    S U P P L E M E N T
August 5, 2003

The Joint Book-Running Managers for the Six-Year Notes are:

Barclays Capital	JPMorgan

The Joint Book-Running Managers for the Ten-Year Notes are:

Bear, Stearns & Co. Inc.	RBC Capital Markets	TD Securities

The Co-Managers for the Six-Year Notes and Ten-Year Notes are:

Banc of America Securities LLC	BMO Nesbitt Burns	The Royal Bank of Scotland

Citigroup
Credit Suisse First Boston
Deutsche Bank Securities
Goldman, Sachs & Co.
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley
Scotia Capital
UBS Investment Bank

QuickLinks

TABLE OF CONTENTS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING AMENDED AND RESTATED PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE THOMSON CORPORATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
CAPITALIZATION
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
EUROPEAN UNION DIRECTIVE ON THE TAXATION OF SAVINGS INCOME
UNDERWRITING
CREDIT RATINGS
LEGAL MATTERS
GENERAL INFORMATION
AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE THOMSON CORPORATION
BUSINESS OF THE THOMSON CORPORATION
APPLICATION OF PROCEEDS
EARNINGS COVERAGE
SHARE CAPITAL OF THE THOMSON CORPORATION
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
RISK FACTORS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PRINCIPAL OFFICE OF THE THOMSON CORPORATION Suite 2706, The Toronto Dominion Bank Tower P.O. Box 24 Toronto-Dominion Centre Toronto, Ontario Canada M5K 1A1
TRUSTEE AND PRINCIPAL PAYING AGENT Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario Canada M5J 2Y1
LUXEMBOURG PAYING AGENT & TRANSFER AGENT Kredietbank S.A. Luxembourg Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg
LEGAL ADVISORS